Form 10-K405, Exhibit 13
period 1995-01-28
LURIA L & SON INC
filed 1995-04-28
CIK 277057

REPORT OF INDEPENDENT AUDITORS
- -------------------------------------------------------------------------------

To the Board of Directors and Shareholders
L. Luria & Son, Inc.:

   We have audited the accompanying balance sheets of L. Luria & Son, Inc. as of January 28, 1995 and January 29, 1994, and the related statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended January 28, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

   We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L. Luria & Son, Inc. as of January 28, 1995 and January 29, 1994 and the results of its operations and its cash flows for each of the years in the three-year period ended January 28, 1995, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP
Miami, Florida
March 24, 1995

BALANCE SHEETS
- -------------------------------------------------------------------------------

                                                                                                JANUARY 28,             January 29,
(Dollars in thousands)                                                                             1995                    1994
- -----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
   Cash and cash equivalents                                                                    $   11,100              $   17,371
   Accounts receivable                                                                               1,634                   2,277
   Inventories                                                                                      82,931                  87,470
   Prepaid expenses                                                                                  2,716                   2,205
                                                                                                ----------              ----------
      Total current assets                                                                          98,381                 109,323
                                                                                                ----------              ----------
Property and equipment
   Land                                                                                              7,033                   3,530
   Buildings                                                                                        14,279                   9,908
   Furniture and equipment                                                                          26,023                  25,017
   Leasehold improvements                                                                           24,790                  23,438
   Construction in progress                                                                          1,362                   2,387
                                                                                                ----------              ----------
      Total                                                                                         73,487                  64,280
                                                                                                ----------              ----------
   Less accumulated depreciation                                                                   (33,058)                (33,972)
                                                                                                ----------              ----------
   Property - net                                                                                   40,429                  30,308
                                                                                                ----------              ----------
Other assets                                                                                           214                     344
                                                                                                ----------              ----------
      Total                                                                                     $  139,024              $  139,975
                                                                                                ==========              ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Accounts payable
      Trade                                                                                     $   43,397              $   40,260
      Other                                                                                          3,876                   3,166
   Accrued liabilities                                                                               4,361                   7,866
   Taxes payable                                                                                       535                   2,449
   Current portion of long-term debt and obligations under capital leases                              206                     223
                                                                                                ----------              ----------
      Total current liabilities                                                                     52,375                  53,964
                                                                                                ----------              ----------
Long-term debt                                                                                         976                   1,126
Obligations under capital leases                                                                        --                      30
Deferred taxes                                                                                       1,895                   1,283
Commitments and contingencies
Shareholders' equity
   Preferred stock, $1 par value, 5,000,000 shares authorized; no shares issued                         --                      --
   Common stock, $.01 par value, 14,000,000 shares authorized;
      3,991,780 shares issued and outstanding at January 28, 1995;
      and 3,987,314 shares issued and outstanding at January 29, 1994                                   39                      39
   Class B common stock, $.01 par value, 6,000,000 shares authorized;
      1,434,534 shares issued and outstanding at January 28, 1995;
      and 1,426,947 shares issued and outstanding at January 29, 1994                                   14                      14
Additional paid-in capital                                                                          18,230                  18,179
Retained earnings                                                                                   65,495                  65,340
                                                                                                ----------              ----------
      Total shareholders' equity                                                                    83,778                  83,572
                                                                                                ----------              ----------
      Total                                                                                     $  139,024              $  139,975
                                                                                                ==========              ==========

The accompanying notes to the financial statements are an integral part of these statements.

STATEMENTS OF INCOME
- -------------------------------------------------------------------------------

                                                                                             Years Ended
                                                                      -----------------------------------------------------------
                                                                      JANUARY 28,             January 29,             January 30,
(Dollars in thousands except per common share)                           1995                    1994                    1993
- ---------------------------------------------------------------------------------------------------------------------------------
Net sales                                                             $  210,654              $  242,281              $  235,567
Cost of goods sold, buying and warehousing costs                         152,134                 176,623                 173,382
                                                                      -----------             -----------             -----------
Gross margin                                                              58,520                  65,658                  62,185
Operating expenses                                                        57,787                  57,850                  57,439
Restructuring charge                                                          --                   5,494                      --
                                                                      -----------             -----------             -----------
Income from operations                                                       733                   2,314                   4,746
Interest expense - net                                                       497                      79                     159
                                                                      -----------             -----------             -----------
Income before income taxes                                                   236                   2,235                   4,587
Provision for income taxes                                                    81                     840                   1,660
                                                                      -----------             -----------             -----------
Net income                                                                   155                   1,395                   2,927
Earnings per common share                                                   $.03                    $.26                    $.55
                                                                      ===========            ============            ============

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
- -------------------------------------------------------------------------------

                                                                      Class B
                                                 Common Stock       Common Stock        Additional                Common
                                                ----------------    ----------------     Paid-in      Retained    Stock in
(In thousands)                                  Shares    Amount    Shares    Amount     Capital      Earnings    Treasury
- --------------------------------------------------------------------------------------------------------------------------
Balance, February 1, 1992                        3,536   $  35       1,816   $  18     $  17,568     $  61,018    $   0
401(k) Plan contribution                            12                                       128
Conversion of Class B stock                        143       2        (143)     (2)
Treasury shares acquired                            (3)                                                             (30)
Retirement of treasury stock                                                                 (30)                    30
Stock Bonus Plan awards                              3                                        16
Net income                                                                                                2,927
                                                ------   -------    ------   ------    ----------     ---------    ------
Balance, January 30, 1993                        3,691   $  37       1,673   $  16     $  17,682      $  63,945    $   0
401(k) Plan contribution                             9                                       126
Conversion of Class B stock                        246       2        (246)     (2)
Treasury shares acquired                            (7)                                                              (88)
Retirement of treasury stock                                                                 (88)                     88
Stock Bonus Plan awards                              1                                        23
Stock Options exercised                             47                                       436
Net income                                                                                               1,395
                                                ------   -------    ------   -------   ----------    ---------     ------
Balance, January 29, 1994                        3,987   $  39       1,427   $  14     $  18,179     $  65,340     $   0
401(k) Plan contribution                            19                                       130
Conversion of Class B stock                         (8)                  8
Treasury shares acquired                            (7)                                                              (92)
Retirement of treasury stock                                                                 (92)                     92
Stock Bonus Plan awards                              1                                        13
Net income                                                                                                 155
                                                ------   -------    ------   -------   ----------    ---------     ------
BALANCE, JANUARY 28, 1995                        3,992   $  39       1,435   $  14     $  18,230     $  65,495    $    0

The accompanying notes to the financial statements are an integral part of these statements.

STATEMENTS OF CASH FLOWS
- -------------------------------------------------------------------------------

                                                                                            Years Ended
                                                                     -----------------------------------------------------------
                                                                     JANUARY 28,             January 29,             January 30,
(Dollars in thousands)                                                  1995                    1994                    1993
- --------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
   Net income                                                        $      155              $    1,395              $    2,927
   Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization                                       4,311                   3,933                   4,101
      Deferred taxes (benefit)                                              612                  (1,664)                 (1,237)
      Stock contributions to benefit plans                                  130                     126                     128
      Write off-disposed property against
         restructuring reserve                                              268                      --                      --
      Reserve for disposal of property                                       --                   2,081                     526
      (Increase) decrease in other assets                                   130                     217                    (195)
      (Increase) decrease in accounts receivable                            643                     351                  (1,549)
      (Increase) decrease in inventories                                  4,539                  (9,570)                  2,306
      (Increase) decrease in prepaid expenses                              (511)                    235                    (597)
      Increase (decrease) in accounts payable                             3,847                   1,074                  (2,166)
      Increase (decrease) in accrued liabilities
         & taxes payable                                                 (5,419)                  2,090                   6,309
                                                                     -----------             -----------             -----------
Net cash provided by operating activities                                 8,705                     268                  10,553
                                                                     -----------             -----------             -----------
Cash flows from investing activities:
   Additions to property                                                (14,700)                 (7,903)                 (1,785)
                                                                     -----------             -----------             -----------
Net cash (used in) investing activities                                 (14,700)                 (7,903)                 (1,785)
                                                                     -----------             -----------             -----------
Cash flows from financing activities:
   Borrowings under line of credit agreements                            23,100                  16,500                  12,000
   Repayments of borrowings under line of
      credit agreements                                                 (23,100)                (16,500)                (12,000)
   Repayments of long-term debt and obligations
      under capital leases                                                 (197)                   (223)                 (1,288)
   Stock Plan activity                                                       13                     459                      16
   Treasury shares acquired                                                 (92)                    (88)                    (30)
                                                                     -----------             -----------             -----------
Net cash provided (used in) financing activities                           (276)                    148                  (1,302)
                                                                     -----------             -----------             -----------
Net (decrease) increase in cash and cash equivalents                     (6,271)                 (7,487)                  7,466
Cash and cash equivalents, beginning of year                             17,371                  24,858                  17,392
                                                                     -----------             -----------             -----------
Cash and cash equivalents, end of year                               $   11,100              $   17,371              $   24,858
                                                                     ===========             ===========             ===========
Supplemental disclosures of cash flow information
   Cash paid during the year for:
      Interest (net of amounts capitalized)                          $      740              $      252              $      325
      Income taxes                                                   $    1,224              $    3,320              $      927
                                                                     ===========             ===========             ===========

The accompanying notes to the financial statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS  (Dollars in thousands)
Years ended January 28, 1995, January 29, 1994 and January 30, 1993
- -------------------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES
- -------------------------------------------------------------------------------

   GENERAL - L. Luria & Son, Inc. (the 'Company') operates in a single business segment, the specialty discount retail industry. The Company reports on a 52-53 week year ending the Saturday nearest January 31. Fiscal years 1995, 1994 and 1993 consisted of 52 weeks.

   CASH EQUIVALENTS - The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

   INVENTORIES - Inventories are stated at the lower of FIFO (first in, first out) cost or market.

   PROPERTY AND EQUIPMENT - Property is stated at cost. Depreciation and amortization are provided primarily on the straight-line method over the estimated useful lives of the assets, or where applicable, the terms of the respective leases, as follows:

Buildings                                    45 years
Leasehold improvements                       10 years
Furniture and equipment                      10 years
Computer and office equipment                 5 years

   Interest on borrowed funds is capitalized during construction of property. During the fiscal years ended January 28, 1995, January 29, 1994 and January 30, 1993, $97, $11 and $0 of interest was capitalized, respectively.

   ADVERTISING AND START-UP COSTS - Advertising and promotional expenses and costs related to the opening of new stores are charged to operations in the fiscal year to which they pertain.

   INCOME TAXES - In February 1992, the Financial Accounting Standards Board issued Statement No. 109, 'Accounting for Income Taxes.' Statement 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Under Statement 109, the effect on deferred tax liabilities and assets of a change in tax rates is recognized in income in the period that includes the enactment date.

   Effective February 2, 1992, the Company adopted Statement 109. There was no cumulative effect of that change in the method of accounting for income taxes on the statement of income.

   For the fiscal year ended February 1, 1992 and for prior years, the Company followed the accounting prescribed by Statement of Financial Accounting Standards No. 96, 'Accounting for Income Taxes' which, similar to Statement 109, recognized deferred tax liabilities and assets based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

   EARNINGS PER COMMON SHARE - Earnings per common share is computed by dividing net income by the weighted average number of shares of common stock ('Common Stock') and Class B common stock ('Class B Stock') outstanding during the year. The weighted average number of shares used in the computations was 5,410,000, 5,380,000 and 5,353,000 for fiscal years ended 1995, 1994 and 1993, respectively.

   RECLASSIFICATIONS - Certain prior year immaterial amounts have been reclassified to conform with current year presentation.

2. INVENTORIES
- -------------------------------------------------------------------------------

   Inventories at January 28, 1995 and January 29, 1994 are summarized as follows:

                                    1995       1994
- -----------------------------------------------------
Jewelry                            $43,067    $43,557
General Merchandise                 39,864     43,913
                                   -------    -------
Total                              $82,931    $87,470
                                   =======    =======

   The Company allocates certain buying and warehousing costs to its inventories in order to match these costs with related revenues. During fiscal years 1995, 1994 and 1993, allocated buying and warehousing costs amounted to $7,495, $7,070 and $6,541, respectively. Buying and warehousing costs remaining in inventory at January 28, 1995 and January 29, 1994 were approximately $4,708 and $3,575, respectively.

3. RESTRUCTURING CHARGE
- -------------------------------------------------------------------------------

   The Company recorded a restructuring charge of $5,494 in the fourth quarter of 1994 to support the implementation of its superstore strategy. The charge covers the cost of replacing twelve existing catalog showrooms with superstores and the closing of one catalog showroom and two jewelry mall stores. The components of the charge include the cost of retiring fixed assets, estimated lease liabilities and the cost of closing the catalog showrooms and jewelry mall stores. During the fourth quarter of fiscal 1994, the Company closed one of its catalog showrooms (charging $410 against the restructuring reserve), opened two new superstores and remodeled an existing store to the new superstore format. During fiscal 1995, the Company opened five new superstores and closed six catalog showrooms and

NOTES TO FINANCIAL STATEMENTS  (Dollars in thousands)
Years ended January 28, 1995, January 29, 1994 and January 30, 1993
- -------------------------------------------------------------------------------
one jewelry mall store resulting in a charge to the reserve of $2,835.

   A summary of the charges against the restructuring reserve for fiscal year 1995 follows:

   bullet write-off of the net book value of disposed property in six closed catalog showrooms and a jewelry mall store, a non-cash charge in the amount of $933.

   bullet costs of closing seven catalog showrooms and one jewelry mall store in the amount of $1,036.

   bullet losses of $625 associated with merchandise which is no longer carried under the Company's new superstore format.

   bullet payments on leased properties and other carrying costs after their closing date amounted to $241.

   The balance of the reserve of approximately $2,250 will be used in fiscal year 1996 to close or relocate seven existing catalog showrooms and to close one jewelry mall store. The Company's restructuring charge was based on a series of estimates, and the final actual costs could vary from these estimates, depending on certain factors, principally the Company's ability to sublease, assign or sell closed locations on acceptable terms.

4. INCOME TAXES
- -------------------------------------------------------------------------------

   The components of the provision for income taxes are as follows:

                                           Fiscal Years Ended
                                       ---------------------------
                                       1995      1994       1993
- ------------------------------------------------------------------
Current
   Federal                             $(501)   $ 2,179    $ 2,477
   State                                 (30)       325        420
                                       -----    -------    -------
      Total                             (531)     2,504      2,897
Deferred                                 612     (1,664)    (1,237)
                                       -----    -------    -------
      Total                            $  81    $   840    $ 1,660
                                       =====    =======    =======

   A reconciliation of the Federal statutory rate and the Company's effective tax rate is as follows:

                                          Fiscal Years Ended
                                       ------------------------
                                       1995      1994      1993
- ---------------------------------------------------------------
US federal tax rate                     34.0%     34.0%    34.0%
Effect of:
   State income taxes, net of federal
      income tax benefit                 6.3       3.6      3.0
   Graduated rate benefit               (5.3)       --       --
   Other                                 (.7)       --      (.8)
                                       -----      ----     ----
Effective tax rate                      34.3%     37.6%    36.2%
                                       =====      ====     ====

   The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at January 28, 1995 are presented as follows:

                                                     JANUARY 28,
                                                        1995
- ----------------------------------------------------------------
Deferred tax assets:
   Excess of financial statement basis in reserves
      over tax basis                                 $   1,019
                                                     -----------
Deferred tax liabilities:
   Property, plant and equipment, primarily due to
      accelerated depreciation                           1,465
   Inventory costs                                       1,271
   Other                                                   178
                                                     -----------
      Total gross deferred tax liabilities               2,914
                                                     -----------
      Net deferred tax liabilities                   $   1,895
                                                     ===========

5. LEASES AND RELATED PARTY TRANSACTIONS
- -------------------------------------------------------------------------------

   Substantially all of the Company's store and warehouse facilities and certain equipment are leased under long-term leases and accounted for as operating leases. Two of the stores are leased from related parties. Total rental expense is as follows:

                                            Fiscal Years Ended
                                        --------------------------
                                         1995      1994      1993
- ------------------------------------------------------------------
Related parties                         $  152    $  198    $  190
Other                                    8,385     8,290     7,997
                                        ------    ------    ------
Total                                   $8,537    $8,488    $8,187
                                        ======    ======    ======

   Future minimum payments on all non-cancellable operating leases in effect at January 28, 1995 are as follows:

                                    Related
                                     Party
Fiscal Year                         Leases      Other      Total
- -----------------------------------------------------------------
1996                                $  152     $ 7,600    $ 7,752
1997                                   152       7,014      7,166
1998                                   152       6,345      6,497
1999                                   100       6,224      6,324
2000                                    --       6,084      6,084
Thereafter                              --      48,681     48,681
                                    -------    -------    -------
Total                               $  556     $81,948    $82,504
                                    =======    =======    =======

NOTES TO FINANCIAL STATEMENTS  (Dollars in thousands)
Years ended January 28, 1995, January 29, 1994 and January 30, 1993
- -------------------------------------------------------------------------------

   Certain leases are on a net rental basis and include real estate taxes, insurance and other items as additions to the minimum annual rental. Certain other leases include provisions for additional rentals based on gross annual sales in excess of stipulated amounts increases for real estate taxes, insurance and other items which exceeded amounts stated in the leases. Contingent rent expense was immaterial. The majority of the leases are renewable at slightly escalated rates at the Company's option.

6. EMPLOYEE BENEFIT PLANS
- -------------------------------------------------------------------------------
   In 1981, the Board of Directors and shareholders adopted a Stock Option Plan (the 'Plan') granting options to purchase in the aggregate 203,000 shares of Common Stock to officers and key employees of the Company at the discretion of the Compensation and Stock Option Committee of the Board of Directors. In July, 1987, the Plan was amended to provide for grants of both incentive stock options and non-qualified stock options. All option shares become exercisable in part beginning two years after date of grant and the term of such options does not exceed ten years from the date of grant. The Plan expired in October 1991. In 1992, the Board of Directors and shareholders approved the 1992 Stock Option
Plan (the '1992 Plan') granting options to purchase an aggregate of up to 350,000 shares of Common Stock to officers and key employees of the Company at the discretion of the Compensation and Stock Option Committee of the Board of Directors. The terms and conditions of the 1992 Plan are essentially the same as the Plan. Options are exercisable at the discretion of the Compensation and Stock Option Committee of the Board of Directors. Most option shares become exercisable in part beginning two years after the date of grant. On June 3, 1993, the Board of Directors and shareholders approved an increase to 500,000 in the number of shares of Common Stock reserved for grant under the 1992 Plan and approved the Directors Stock Option Plan ('Directors Plan'). The Directors Plan grants to non-employee Directors options to purchase an aggregate of up to 70,000 shares of Common Stock. Options are granted at the fair market value at date of grant. The Directors Plan provides for the annual issuance of options to purchase 1,000 shares to each Director after each annual meeting.

   Changes in the number of shares subject to option and option prices (exclusive of the Directors Stock Option Plan) are summarized as follows:

                                    Number
                                   of Shares     Option Prices
- ----------------------------------------------------------------
Balance, February 1, 1992           195,000     $ 6.750 - 13.875
                                   ---------    ----------------
   Granted                          145,000          $9.125
   Expired/Cancelled                (40,833)    $ 6.75  - 13.875
   Exercised                         (1,667)         $7.875
                                   ---------    ----------------
Balance, January 30, 1993           297,500     $ 6.75  -  9.125
                                   ---------    ----------------
   Granted                           72,500     $11.00  - 12.75
   Expired/Cancelled                (25,004)    $ 6.75  -  9.125
   Exercised                        (47,461)    $ 6.75  -  7.875
                                   ---------    ----------------
Balance, January 29, 1994           297,535     $ 6.75  - 12.75
                                   ---------    ----------------
   Granted                          120,000     $ 7.50  -  9.625
   Expired/Cancelled                (22,500)    $ 9.25  - 11.875
                                   ---------    ----------------
Balance, January 28, 1995           395,035     $ 6.75  - 12.75
                                   ---------    ----------------
AVAILABLE FOR FUTURE GRANT
   AT JANUARY 28, 1995              104,965
                                   =========

   The Stock Bonus Plan (the 'Bonus Plan') authorizes awards in the aggregate of 100,000 shares of Common Stock to officers and key employees of the Company at the discretion of the Compensation and Stock Option Committee of the Board of Directors. This Bonus Plan, which expires on April 1, 1999, provides that shares of Common Stock awarded to any employee shall be delivered to such employee in equal yearly installments for a period of three years commencing two years after the date of such award. In fiscal 1990, stock awards for an aggregate of 8,500 shares of Common Stock were made under the Bonus Plan, of which awards for 4,000 shares have expired. No awards were made in subsequent fiscal years.

   On September 20, 1991, the Board of Directors approved a formula for awarding a bonus to the President (the 'President's Bonus') which authorizes a bonus to be awarded to the President in the event that the Company's profit before taxes is equal to or greater than $5,000. The formula is effective for five (5) fiscal years beginning February 2, 1992.

   In July 1987, the Board of Directors adopted a Tax Deferred Savings Plan (the '401(k) Plan') which covers substantially all full-time employees with over one year of service. The Company's contributions to the 401(k) Plan are at the discretion of the Board of Directors. In fiscal 1995, 1994 and 1993, 18,756, 8,804 and 12,179 of the Company's shares of Common Stock were contributed to the 401(k) Plan, respectively.

NOTES TO FINANCIAL STATEMENTS  (Dollars in thousands)
Years ended January 28, 1995, January 29, 1994 and January 30, 1993
- -------------------------------------------------------------------------------

7. LONG-TERM DEBT
- -------------------------------------------------------------------------------

   An industrial revenue bond is payable in annual principal installments of $150 plus monthly interest payments at market rates which approximate 65% of the prime rate. The industrial revenue bond is collateralized by property with a carrying value at January 28, 1995 of approximately $2,800, representing the Company's executive offices, central warehouse and certain land.

   Future maturities of long-term debt outstanding at January 28, 1995 are as follows:

Fiscal Year                                  Amount
- ---------------------------------------------------
1996                                         $   150
1997                                             150
1998                                             150
1999                                             150
2000                                             150
2001 and thereafter                              376
                                             -------
Total                                        $ 1,126
                                             =======

   The Company has available $40 million under two lines of credit with interest payable at LIBOR plus a margin based on a formula not to exceed 1%. The revolving lines of credit expire on May 30, 1995 and include certain restrictive covenants regarding financial ratios. The Company expects to renew the lines of credit under similar terms and conditions. As of January 28, 1995, no amounts were outstanding under the lines of credit.

8. SHAREHOLDERS' EQUITY
- -------------------------------------------------------------------------------

   The Company offers terminating participants of the Tax Deferred Savings Plan the ability to sell their shares of the Company's Common Stock to the Company at the market price. Any shares which are repurchased by the Company are returned to authorized but unissued in the fiscal year acquired. During fiscal 1995, terminating participants' shares acquired were approximately 6,000 shares.

   The Class B Stock differs from the outstanding Common Stock in certain ways. Holders of Class B Stock are entitled to ten votes per share on each matter that is submitted to shareholders for approval and entitled to elect 75% of the Board of Directors. The Common Stock is entitled to a cash dividend preference, such that each share of Common Stock will be entitled to 110% of any cash dividend to which each share of Class B Stock is entitled, in the event a cash dividend is declared.

9. HURRICANE EVENT
- -------------------------------------------------------------------------------

   The Company's operations including sales, margin and expenses, were impacted by Hurricane Andrew, which struck South Florida in August, 1992. The Company filed a claim under its business interruption insurance policy for profits lost as a result of the effects of the hurricane. During fiscal year 1994, the Company received approximately $1,200 in full settlement of the claim, which is included as an offset to operating expenses.

   In addition, during fiscal year 1994, the Company received approximately $790 representing the excess of the insurance proceeds over the book value of the property destroyed and additional costs incurred as a result of the hurricane. The Company also obtained a $1,000 settlement in connection with the delay in the reconstruction of a store destroyed by the hurricane. These amounts are also included as offsets to operating expenses in the financial statements.

10. COMMITMENTS AND CONTINGENT LIABILITIES
- -------------------------------------------------------------------------------

   The Company is a party to various claims, legal actions and complaints arising in the ordinary course of business. In the opinion of management, the disposition of these matters will not have a material adverse effect on the financial condition of the Company.

NOTES TO FINANCIAL STATEMENTS  (Dollars in thousands)
Years ended January 28, 1995, January 29, 1994 and January 30, 1993
- -------------------------------------------------------------------------------

11. QUARTERLY FINANCIAL DATA (UNAUDITED)
- -------------------------------------------------------------------------------
(In thousands, except earnings per common share)

Fiscal Year                                                                         First       Second        Third       Fourth
January 28, 1995                                                                   Quarter      Quarter      Quarter      Quarter
- ----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                          $ 44,201     $ 42,303     $ 37,697     $ 86,453
Gross margin                                                                         12,561        9,881       10,764       25,314
Net income (loss)                                                                      (310)      (1,528)      (1,533)       3,526
Earnings (loss) per common share                                                      $(.06)       $(.28)       $(.28)        $.65
- ----------------------------------------------------------------------------------------------------------------------------------

Fiscal Year                                                                        First       Second        Third        Fourth
January 29, 1994                                                                  Quarter      Quarter      Quarter      Quarter
- ----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                         $ 48,341     $ 44,894     $ 44,827     $104,219
Gross margin                                                                        14,579       12,948       12,087       26,044
Restructuring charge                                                                    --           --           --        5,494
Net income (loss)                                                                      271          176         (485)       1,433
Earnings (loss) per common share                                                      $.05         $.03        $(.09)        $.27
- ----------------------------------------------------------------------------------------------------------------------------------